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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                             (Amendment No. 3)


                           Telemundo Group, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                            87943M108
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


                                 ---------


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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 CUSIP No.      87943M108                                   13G -


  1   NAME OF REPORTING PERSON:              Bear, Stearns & Co. Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        13-3299429
      PERSON:

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*       (a)   [_]
                                                               (b)   [_]
  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF                Delaware
      ORGANIZATION:

   NUMBER OF    5   SOLE VOTING POWER:                  1,768,195
    SHARES
 BENEFICIALLY   6   SHARED VOTING POWER:                0
   OWNED BY
     EACH       7   SOLE DISPOSITIVE POWER:             1,768,195
   REPORTING
  PERSON WITH   8   SHARED DISPOSITIVE POWER:           0

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING  1,768,195 (as of
      PERSON:                                           4/29/94)

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [_]
      CERTAIN SHARES:*

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):           4.8%

  12  TYPE OF REPORTING PERSON:*             BD




 * SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13G
                                  ------------

     Item 1(a): Name of Issuer:
                Telemundo Group, Inc.

     Item 1(b): Address of Issuer's Principal Executive Offices:
                1740 Broadway
                New York, NY  10019

     Item 2(a): Name of Person Filing:
                Bear, Stearns & Co. Inc.

     Item 2(b): Address of Principal Business Office:
                245 Park Ave.
                New York, NY  10167

     Item 2(c): Citizenship:
                Incorporated in Delaware

     Item 2(d): Title of Class of Securities:
                Common stock

     Item 2(e): Cusip Number:
                87943M108

     Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
                (a)[x] Broker or Dealer registered under Section 15 of the
                ----------------------------------------------------------
                Act
                ---
     Item 4:    Ownership:
                Not applicable, see Item 5.

     Item 5:    Ownership of Five or less percent of a Class:
                Check the following [x]

     Item 6:    Ownership of More than Five Percent on Behalf of Another
                Person:
                Not applicable

     Item 7: Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                Not applicable

     Item 8:    Identification and Classification of Members of the Group:
                Not applicable

     Item 9:    Notice of Dissolution of Group:
                Not applicable





















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     Item 10:   Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             BEAR, STEARNS & CO. INC.




     5/6/94                                  /s/ Nancy E. Havens-Hasty
     -----------                             --------------------------
     Date                                    Signature
                                             Senior Managing Director



































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